

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 2, 2007

By U.S. mail and facsimile to (802) 479-0206

Ms. Nancy Rowden Brock
Chief Financial Officer
Rock of Ages Corporation
772 Graniteville Road
Graniteville, VT 05654

      RE: Rock of Ages Corporation
              Form 10-K for the fiscal year ended December 31, 2006
              Filed April 2, 2007

              File No. 0-29464

Dear Ms. Brock:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Branch Chief